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                                                        Filed by PPL Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

                                                Subject Company: PPL Corporation
                                                   Commission File No. 001-11459

                                   PPL Corporation and PPL Capital Funding, Inc.
                                              Registration Statement on Form S-4
                                                     Registration No. 333-108450

The following press release was issued on December 30, 2003 by PPL Corporation:

                                     * * * *

December 30, 2003


Contacts:      Innisfree M&A Incorporated, for holders of outstanding PEPSSM
               Units, at 877-825-8777. (Banks and brokers may call collect at 212-750-5833.) Morgan Stanley & Co., Inc., for banks and brokers inquiring about the solicitation fee described herein, at 212-761-5409. George Biechler, PPL, for news media, at 610-774-5997

               PPL Announces Modifications to its Exchange Offer
                     for its Outstanding 7 3/4% PEPSSM Units
                     ---------------------------------------

         ALLENTOWN, Pa. (Dec. 30, 2003) -- On November 17, 2003, PPL Corporation (NYSE: PPL) launched an offer to exchange its outstanding 7 3/4% Premium Equity Participating Security Units (the outstanding PEPS Units) for its 7 3/4% Premium Equity Participating Security Units, Series B (the new PEPS Units) and a cash payment by PPL of $0.375 for each validly tendered and accepted outstanding PEPS Unit. The exchange offer is due to expire at 5:00 p.m., New York City time, on January 15, 2004, unless earlier terminated or extended by PPL.

         The conditions of the exchange offer, which may be waived by PPL, include, among other things, the valid tender at the expiration of the exchange offer of at least 35 percent of the outstanding PEPS Units. PPL has agreed to waive this minimum condition. PPL has been advised by the exchange agent that the amount of outstanding PEPS Units tendered as of 5:00 p.m., New York City time, on December 29, 2003, was approximately 4,005,721 units, or about 17.42% of the 23,000,000 outstanding PEPS Units.

     In addition, PPL has agreed that it will provide compensation for the services of dealers in soliciting tenders from retail holders of outstanding PEPS Units by causing the dealer manager, Morgan Stanley & Co., Inc., to pay to each such soliciting dealer a fee of $0.0625 per outstanding PEPS Unit accepted in the exchange offer and beneficially owned by a retail holder that was solicited by such soliciting dealer.
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         The registration statement, preliminary prospectus and other materials related to the exchange offer may be obtained free of charge at the Securities and Exchange Commission's Web site (www.sec.gov). These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer.

         PPL Corporation, headquartered in Allentown, Pa., controls about 11,500 megawatts of generating capacity in the United States, sells energy in key U.S. markets, and delivers electricity to customers in Pennsylvania, the United Kingdom and Latin America.

This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, the securities of PPL, nor shall there be any offer, exchange, solicitation or sale of any securities of PPL in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.